[SIX FLAGS LOGO]

                                          January 24, 2008

VIA FEDERAL EXPRESS & EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Fay

      Re:   Six Flags, Inc.
            Form 10-K: for the fiscal year ended December 31, 2006 Form 10-Q: for the quarterly period ended June 30, 2007 Commission File No. 1-13703

Ladies and Gentlemen:

      I am in receipt of the additional comment letter dated December 13, 2007 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Form 10-K for the year ended December 31, 2006 of Six Flags, Inc. ("Six Flags" or the "Company"). Set forth below are our responses to your numbered comments.

Prior Comment 4

1. We have read your response to prior comment number four; however, we believe your methodology for allocating goodwill to the Sale Parks was inappropriate. Paragraph 39 of SFAS 142, in both its wording and example, indicates that the foundation of any allocation methodology is the fair value of a reporting unit. In relevant part, paragraph 39 states the following (underlined for emphasis):

            The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. For example, if a business is being sold for $100 and the fair value of the reporting unit excluding the business being sold is $300, 25 percent of the goodwill residing in the reporting unit would be included in the carrying amount of the business to be sold.

      Your allocation methodology neglects to utilize the fair value of your sole reporting unit. The amount of goodwill that would be included in the carrying amount of the Sale Parks would be significantly greater than the 11.5% you have allocated, if you used a methodology that utilized the fair value of your sole reporting unit. We have included eight alternative calculations (and accompanying narrative) which we believe are consistent with

United States Securities and Exchange Commission
January 24, 2008
Page 2


      paragraph 39 (although methods 3(b) and 4(b) appear to be aligned with your facts and circumstances). Consequently, please restate your financial statements to reflect the impact of an appropriate allocation methodology.

                                           01/12/2007    12/31/2006    12/31/2006    01/12/2007
                                                            (in thousands $)
                                              1(a)          2(a)          3(a)          4(a)
Sole Reporting Unit Fair Value                732,664       625,301       915,563     1,080,664
11.6 valuation multiple *$30,000              348,000       348,000       348,000       348,000
                                           ----------    ----------    ----------    ----------
% of Goodwill residing in reporting Unit
   that would be included in the
   carrying amount of the business to be
   sold.                                           47%           56%           38%           32%
                                           ==========    ==========    ==========    ==========
Fair Value of Reporting Unit, Excluding
   Business to be Sold.                       384,654       277,301       567,563       732,664
                                           ==========    ==========    ==========    ==========

                                              1(b)          2(b)          3(b)          4(b)
Sole Reporting Unit Fair Value                732,664       625,301       879,563     1,044,664
Actual Sales Price                            312,000       312,000       312,000       312,000
                                           ----------    ----------    ----------    ----------
% of Goodwill residing in reporting Unit
   that would be included in the
   carrying amount of the business to be
   sold.                                           43%           50%           35%           30%
                                           ==========    ==========    ==========    ==========
Fair Value of Reporting Unit, Excluding
   Business to be Sold.                       420,664       313,301       567,563       732,664
                                           ==========    ==========    ==========    ==========

      Under 1(a) and 1(b), the fair value of the reporting unit is $732,664, per your analysis, and the fair value of the retained business is this amount less the fair value of the business to be disposed of (either $348,000 or $312,000).

      Under 2(a) and 2(b), the fair value of the reporting unit is $625,301, per your analysis, and the fair value of the retained business is this amount less the fair value of the business to be disposed of (either $348,000 or $312,000).

      Under 3(a) and 3(b), the $567,563 fair value of the reporting unit excludes the fair value of the business to be disposed of, per your analysis. Consequently, the denominator in the allocation is the sum of $567,563 and the fair value of the business to be disposed of (either $348,000 or $312,000).

      Under 4(a) and 4(b), consistent with an efficient market hypothesis, it is assumed that the $732,664 fair value of the reporting unit excludes the fair value of the business to be disposed of. That is, it assumes the receipt of the proceeds from the business to be disposed of and that these proceeds were used to pay down debt. Consequently, the denominator in

United States Securities and Exchange Commission
January 24, 2008
Page 3


      the allocation is the sum of $732,664 and the fair value of the business to be disposed of (either $348,000 or $312,000).

            We believe that the methodology we used to allocate goodwill to the Sale Parks was compliant with the provisions of SFAS 142, including paragraph 39. As the Company sold assets, an asset fair value allocation was used as it represents relative fair value.

            Our methodology allocated goodwill to the Sale Parks and the retained reporting unit based on each unit's relative share of the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"). As EBITDA is a well established benchmark for determining fair value in the theme park business, using it as the basis for a relative allocation is compliant with paragraph 39's requirement to allocate the goodwill based on relative fair value. As the Company comprises one reporting unit, total Company EBITDA of $259.9 million divided by the EBITDA of the Sale Parks of $30.0 million, as previously provided to the Staff, results in 11.5% of the relative fair value of the reporting unit being sold. Accordingly, the Company allocated 11.5% of its total goodwill to the Sale Parks.

            We do not believe the alternative calculations of the potential allocation of goodwill to the Sale Parks provided by the Staff utilize a relative fair value methodology. Relative allocations require the methodology to be consistent amongst the various parts. The Staff's analysis compares the asset value of the Sale Parks to the residual equity value of the remaining sole reporting unit of the Company. The residual equity value of the remaining sole reporting unit of the Company is net of the Company's debt, while the asset value of the Sale Parks is without debt. We do not believe that a comparison between asset value and residual equity value is a "relative" method.

            We additionally note that the Sale Parks before the transaction comprised 11.5% of the combined EBITDA of all of the Company's parks. Under the Staff's analysis of potential calculations of the allocation to the Sale Parks, all based on the Company's goodwill impairment analysis previously provided to the Staff, we would be expensing 30% to 56% of the Company's goodwill for businesses that make up an estimated 11.5% of the fair value of the Company's assets.

Prior Comment 7

2. We note your position that SFAS 150 does not apply to the limited partnership units because their redemption is not certain to occur. It is unclear, however, why you believe the feature to put the limited partnership units to your subsidiaries is not within the scope of paragraph 11 of SFAS 150. If the basis for your conclusion is because the feature is not freestanding of the limited partnership units, the limited partnership units are an "outstanding share," or some other reason, please provide us clarification and a supporting analysis. Please note that an "obligation" can be either conditional or unconditional, as defined in Appendix D, and "issuer's equity shares" include the equity shares of any entity whose financial statements are included in your consolidated financial statements, pursuant to paragraph 5 of SFAS 150.

      You have not referred to in your response SFAS 133; however, it appears that the redemption feature would not require bifurcation under SFAS 133 because the financial instrument cannot be net settled, as required by paragraph 6(c) of SFAS 133.

United States Securities and Exchange Commission
January 24, 2008
Page 4


      Please note that we have previously held that redeemable minority interests outside the scope of both SFAS 150 and SFAS 133 are within the scope of ASR 268 and its related interpretations, including EITF Topic D-98. Since it appears (based on your response and current accounting) that your limited partnership units are not within the scope of SFAS 150 and SFAS 133, we believe under ASR 268 and its related interpretations, including EITF Topic D-98, that you are required in your financial statements to (i) label the minority interest as redeemable, (ii) record the aggregate amount of limited liability partnership units that were redeemable at the option of the holder (approximately $246,600,000 at 12/31/2006) in the "mezzanine" section of your balance sheet, and (iii) record the aggregate accretion, under the interest method, for the remaining limited liability partnership units that would become puttable to your subsidiaries with the passage of time.

      We have read your response to prior comment seven; however, we are uncertain of the basis for the conclusions you have drawn. You state that the partnership units are minority interest and are not part of the stockholders' equity or preferred equity of the consolidated equity. We do not see the distinction you are drawing. Preferred securities and other equity instruments (e.g., limited partnership units) issued by a consolidated subsidiary to investors that are not part of the consolidated entity are carried on the consolidated balance sheet as minority interest. We believe ASR 268 and its related interpretations, including EITF Topic D-98, are applicable to consolidated subsidiaries. Accordingly, please restate your financial statements to reflect the application of the referenced accounting literature.

            To address the Staff's questions regarding the applicability of SFAS 150 to the limited partnership units, we note the Company's position that SFAS 150 does not apply to the SFOG and SFOT limited partnership units because their redemption is not certain to occur was substantiated by the SEC Observer at the March 17-18, 2004 meeting of the EITF, as documented in paragraph 26 of Topic D-98. The Company's position includes consideration of paragraph 11 of SFAS 150, which excludes from its scope financial instruments that constitute an "outstanding share" of ownership. Additionally, the Company considered paragraph 15 of SFAS 150, as the redemption feature is embedded in the limited partnership agreements and those agreements are not derivatives in their entirety. This redemption feature is considered to be embedded because it cannot be legally detached from the limited partnership agreements with these agreements continuing to exist unchanged.

            We agree with the Staff's observation that the redemption feature of the SFOG and SFOT limited partnership units would not require bifurcation under SFAS 133 because the financial instruments cannot be net settled. Accordingly, the units are outside the scope of SFAS 133 pursuant to paragraph 6(c) of SFAS 133.

            As to the guidance of Topic D-98, we note that the Staff's view is that Topic D-98 should be applied to redeemable minority interest units that do not fall within the scope of SFAS 150 or SFAS 133. However, from discussion with our external auditors we understand that the Staff has communicated that the earnings per share impact of such a redemption feature could be calculated based on the difference between the redemption amount and the fair value of the units. In the case of the SFOG and SFOT limited partnership units, the redemption prices of the units do not currently exceed their fair value and have not exceeded fair value in the past. Therefore the unit holders have not received a preferential return that would impact the calculation of earnings per share.

United States Securities and Exchange Commission
January 24, 2008
Page 5


            The Company's policy has been to account for the minority interest and the redemption feature using ARB 51 and to provide detailed disclosure of the redemption contingency. For any units purchased by the Company, step acquisition accounting is applied. As demonstrated below the amounts paid by the Company to purchase the minority units have not exceeded fair value. In future filings, the Company will add to the disclosure by formally and specifically indicating that the Company reviews the operations of the two partnerships annually to determine if the fair value of the partnership units is less than the redemption amount. The disclosure will also indicate that earnings per share (and the carrying amount of the units) will be adjusted in the future if the redemption amount exceeds the fair value of the units.

            We believe the best evidence that the redemption price of the SFOG and SFOT limited partnership units do not exceed fair value is the transaction history between the Company and the limited partners.

            As part of the Company becoming a general partner of SFOG limited partnership in 1997, the Company made a fair value tender offer to the holders of the SFOG limited partnership units based on a total equity value of $250 million. At that date, the holders of 25.3 units out of 100 units accepted the tender offer, and the holders of
            74.7 units retained their units. Since that date, starting in 1999, the Company has annually stood ready to purchase 5% of the units, accumulating each year, to the remaining holders of SFOG limited partnership units based on a total equity value of the greater of $250 million or eight times recent EBITDA, as required by the SFOG partnership agreement. The only acceptance of the Company's annual offer occurred in 2007, when 1.0 unit was submitted. At that time, the individual who controls the other general partner of SFOG, an unrelated third party, exercised his right under the operative agreements to purchase 50% of the submitted units for the 2007 tender offer amount, resulting in the Company purchasing 0.5 units and the other general partner purchasing 0.5 units.

            Also, as part of the Company becoming a general partner of SFOT limited partnership in 1998, the Company made a fair value tender offer to the holders of the SFOT limited partnership units based on a total equity value of $374.75 million. It should be noted that the premium EBITDA multiple reflected in the $374.75 million amount was the result of competition between two bidders who each attempted to become general partner of SFOT when the original partnership agreement reached expiration in 1997. In response to the tender offer, the holders of 81.0 units out of 240.3 units sold their units, and the holders of 159.3 units retained their units. Since that date, the Company has annually stood ready to purchase 5% of the units, accumulating each year, to the remaining holders of SFOT limited partnership units based on a total equity value of the greater of $374.75 million or 8.5 times recent EBITDA, as required by the SFOT partnership agreement. Between 1998 and 2007, 15.1 units have been put for purchase by the limited partners. Of the put units, the individual who controls the other general partner of SFOT, an unrelated third party, exercised his right under the operative agreements to purchase 50% of the submitted units for 2.1 units, 0.7 units, 0.5 units and 1.0 units in 1999, 2001, 2006 and 2007, respectively.

            The above historical activity demonstrates that the redemption price of the SFOG and SFOT limited partnership units does not exceed fair value. If the puts were "in the

United States Securities and Exchange Commission
January 24, 2008
Page 6


            money," then we would expect most, if not all, of the limited partners to exercise their put options. We additionally note that the voluntary exercise of the options by the respective other general partners to purchase up to half of the units that were put by the limited partners further proves that the redemption price does not exceed fair value. If the price was in excess of fair value, then we would not expect the other general partners to choose to purchase 50% of the submitted units.

            Exhibit A to this letter provides the year-by-year history of the Company's tender offers and the response by the limited partners and the other general partners of SFOG and SFOT.

      As requested in the Staff's letter, the Company hereby confirms to the Staff as follows:

o The Company is responsible for the adequacy and accuracy of the disclosures in its Commission filings;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please note that in formulating our response to your letter, we consulted with partners from the local and national offices of our external auditors, KPMG LLP. We specifically discussed the details of the issues and our response to the first comment with Brenna Wist and Keith Schwarz and the second comment with Carmen Bailey, Mark Northan and Keith Schwarz. If you have any questions regarding this letter or otherwise, please call me at 212-652-9384.

                                        Sincerely,

                                        Six Flags, Inc.


                                        By: /s/ Jeffrey R. Speed
                                            ------------------------------------
                                            Name: Jeffrey R. Speed
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

                                                                       Exhibit A

Six Flags, Inc.
January 24, 2008

Detail of Historical LP Unit Puts

                                    LP Units Owned by Six Flags
               ----------------------------------------------------------------------
               Beginning     Tendered by          Purchased by         Ending
                 Units     Limited Partners   Other General Partner    Units      %
               ---------   ----------------   ---------------------   --------   ----
SFOG
Orig. tender          --             25.287                     n/a     25.287   25.3%
        1999          --                 --                      --     25.287   25.3%
        2000      25.287                 --                      --     25.287   25.3%
        2001      25.287                 --                      --     25.287   25.3%
        2002      25.287                 --                      --     25.287   25.3%
        2003      25.287                 --                      --     25.287   25.3%
        2004      25.287                 --                      --     25.287   25.3%
        2005      25.287                 --                      --     25.287   25.3%
        2006      25.287                 --                      --     25.287   25.3%
        2007      25.287                  1                    -0.5     25.787   25.8%

SFOT
Orig. tender          --             80.958                     n/a     80.958   33.7%
        1999      80.958               4.25                  -2.125     83.083   34.6%
        2000      83.083            2.10882                      --   85.19182   35.4%
        2001    85.19182            1.43332                -0.71666   85.90848   35.7%
        2002    85.90848                0.6                      --   86.50848   36.0%
        2003    86.50848            3.66864                      --    90.1771   37.5%
        2004    90.17712                 --                      --   90.17712   37.5%
        2005    90.17712                 --                      --   90.17712   37.5%
        2006    90.17712            1.03336                -0.51668    90.6938   37.7%
        2007     90.6938                  2                      -1    91.6938   38.2%

                     LP Units Owned by Limited Partners
               -----------------------------------------------
               Beginning     Tendered by       Ending
                 Units     Limited Partners     Units      %
               ---------   ----------------   ---------   ----
SFOG
Orig. tender     100.032            -25.287      74.745   74.7%
        1999      74.745                 --      74.745   74.7%
        2000      74.745                 --      74.745   74.7%
        2001      74.745                 --      74.745   74.7%
        2002      74.745                 --      74.745   74.7%
        2003      74.745                 --      74.745   74.7%
        2004      74.745                 --      74.745   74.7%
        2005      74.745                 --      74.745   74.7%
        2006      74.745                 --      74.745   74.7%
        2007      74.745                 -1      73.745   73.7%

SFOT
Orig. tender   240.32422            -80.958    159.3662   66.3%
        1999   159.36622              -4.25    155.1162   64.5%
        2000   155.11622           -2.10882    153.0074   63.7%
        2001    153.0074           -1.43332    151.5741   63.1%
        2002   151.57408               -0.6    150.9741   62.8%
        2003   150.97408           -3.66864    147.3054   61.3%
        2004   147.30544                 --    147.3054   61.3%
        2005   147.30544                 --    147.3054   61.3%
        2006   147.30544           -1.03336    146.2721   60.9%
        2007   146.27208                 -2    144.2721   60.0%

                 LP Units Owned by Other General Partner
               --------------------------------------------
               Beginning     Tendered by      Ending
                 Units     Limited Partners    Units     %
               ---------   ----------------   -------   ---
SFOG
Orig. tender          --                n/a        --   0.0%
        1999          --                 --        --   0.0%
        2000          --                 --        --   0.0%
        2001          --                 --        --   0.0%
        2002          --                 --        --   0.0%
        2003          --                 --        --   0.0%
        2004          --                 --        --   0.0%
        2005          --                 --        --   0.0%
        2006          --                 --        --   0.0%
        2007          --                0.5       0.5   0.5%

SFOT
Orig. tender          --                n/a        --   0.0%
        1999          --              2.125     2.125   0.9%
        2000       2.125                  0     2.125   0.9%
        2001       2.125            0.71666   2.84166   1.2%
        2002     2.84166                 --   2.84166   1.2%
        2003     2.84166                 --   2.84166   1.2%
        2004     2.84166                 --   2.84166   1.2%
        2005     2.84166                 --   2.84166   1.2%
        2006     2.84166            0.51668   3.35834   1.4%
        2007     3.35834                  1   4.35834   1.8%